CAPTIVA SOFTWARE CORPORATION

10145 Pacific Heights Boulevard

San Diego, CA 92121

VIA EDGAR AND FACSIMILE

May 14, 2004

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Tangela Richter

Re:	Captiva Software Corporation

Registration Statement on Form S-3

SEC File No. 333-114415

Request for Withdrawal

Dear Ms. Richter:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Captiva Software Corporation. (the “Registrant”) hereby requests that the above-referenced Registration Statement No. 333-114415, filed with the Commission on April 12, 2004 (the “Registration Statement”), be withdrawn effective immediately. The grounds upon which the Registrant is making this application for withdrawal are that the Registrant does not intend to proceed with the underwritten public offering of the shares of common stock registered on the Registration Statement. The Registration Statement has not been declared effective and no securities have been sold pursuant to the Registration Statement.

The Registrant also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account with the Commission for future use.

If you should have any questions regarding this application, please contact Lance W. Bridges or Jason R. Conger of Cooley Godward LLP at (858) 550-6000.

Sincerely,

CAPTIVA SOFTWARE CORPORATION

By:	/s/ REYNOLDS C. BISH

Reynolds C. Bish
President and Chief Executive Officer

cc:	Lance W. Bridges – Cooley Godward LLP
Jason R. Conger – Cooley Godward LLP